Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-3

Omnicom Group Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Non-Convertible Debt	4.200% Senior Notes due 2029		457(r)	400,000,000	$0.9989	$399,560,000.00	0.0001381	$55,179.24
Fees to be Paid	Non-Convertible Debt	5.000% Senior Notes due 2033		457(r)	700,000,000	0.9992	699,440,000.00	0.0001381	96,592.66
Fees to be Paid	Non-Convertible Debt	5.300% Senior Notes due 2036		457(r)	600,000,000	$0.9961	$597,660,000.00	0.0001381	$82,536.85

Total Offering Amounts:							$1,696,660,000.00		234,308.75
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$234,308.75